September 18, 2025

Peter Goldstein
Chief Executive Officer
Emmis Acquisition Corp.
515 E Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

        Re: Emmis Acquisition Corp.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed September 17, 2025
            File No. 333-288530
Dear Peter Goldstein:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2025, letter.

Amendment No. 4 to Registration Statement on Form S-1
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

1. We note your response to prior comment 2 and that assumptions 9, 14, and 20, which appear to assume material facts underlying the opinion or readily ascertainable facts, were retained. Please request that Cayman counsel further revise its legal opinion filed as Exhibit 5.2 to remove any inappropriate assumptions, or explain why counsel believes they are necessary and appropriate.
2. We note your response to prior comment 3. Please reconcile Article 51 with your disclosure on page 70 with respect to application of the forum provision under the
       Securities Act and Exchange Act, and revise as appropriate.
 September 18, 2025
Page 2

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Ross David Carmel, Esq.